Filed by Franklin BSP Lending Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Franklin BSP Lending Corporation
Commission File No. 814-00821
File No. of Related Registration Statement: 333-274904

BENEFIT STREET PARTNERS

Alcentra



November 2023

Franklin BSP Lending Corporation

FBCC – FBLC Merger Overview

FRANKLIN TEMPLETON®

Disclosures

The information herein relates to Franklin BSP Lending Corporation's (the "Company" or "FBLC") business and financial information as of September 30, 2023 and does not reflect subsequent developments unless otherwise noted. For more information on certain risks and trends effects or potential effects upon FBLC and our portfolio companies, supply chain disruptions and inflation, please see our most recent annual report filed on Form 10-K and subsequent quarterly reports filed on Form 10-Q.

This presentation was prepared exclusively for the benefit and use of FBLC investors to whom it is directly addressed and delivered and does not carry any right of publication or disclosure, in whole or in part, to any other party. This presentation is for discussion purposes only. Neither this presentation nor any of its contents may be distributed or used for any other purpose without the prior written consent of Franklin BSP Lending Adviser, L.L.C. ("FBLC Adviser") and is incomplete without reference to, and should be viewed in conjunction with, the oral briefing provided by FBLC Adviser. FBLC Adviser is an affiliate of Benefit Street Partners L.L.C. (collectively with FBLC Adviser "Benefit Street" or "BSP").

The sole purpose of this presentation is to provide investors with an update on FBLC. The description of certain aspects of FBLC in this presentation is a condensed summary only. This summary does not purport to be complete, and no obligation to update or otherwise revise such information is being assumed. This summary is not an offer to sell securities and is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. This summary is not advice, a recommendation or an offer to enter into any transaction with FBLC or any of its affiliated funds.

The following slides contain summaries of certain financial information about FBLC. The information contained in this presentation is summary information that is intended to be considered in the context of our SEC filings and other public announcements that we may make, by press release or otherwise, from time to time. We undertake no duty or obligation to publicly update or revise the information contained in this presentation. In addition, information related to past performance, while helpful as an evaluative tool, is not necessarily indicative of future results, the achievement of which cannot be assured. You should not view the past performance of FBLC, or information about the market, as indicative of FBLC's future results.

The information contained in this presentation will be superseded by, and is qualified in its entirety by reference to, FBLC's Annual Report on Form 10-K, which will contain information about FBLC's investment objectives and the terms and conditions of an investment in FBLC, and subsequent quarterly reports filed on Form 10-Q. Investors should consider the investment objectives, risks, and charges and expenses of FBLC carefully before investing. FBLC's Annual Report on Form 10-K contains this and other information about the investment company. You may obtain a copy of the most recent Annual Report by calling 844-785-4393 and/or visiting www.FBLendingCorp.com.

There is no guarantee that any of the estimates, targets or projections illustrated in this summary will be achieved. Any references in this presentation to any of FBLC's past or present investments, portfolio characteristics, or performance, have been provided for illustrative purposes only. It should not be assumed that these investments were or will be profitable or that any future investments will be profitable or will equal the performance of these investments. There can be no guarantee that the investment objective of FBLC will be achieved. Any investment entails a risk of loss. An investor could lose all or substantially all of his or her investment. Please refer to FBLC's Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q for a more complete list of risk factors. There can be no assurances that future dividends will match or exceed historic ones, or that they will be made at all. It should not be assumed that investments made in the future will be profitable or will equal the performance of investments in this document. Net returns give effect to all fees and expenses. Unless otherwise noted, information included herein is presented as of the date indicated on the cover page and may change at any time without notice. FBLC is subject to certain significant risks relating to its business and investment objective. For more detailed information on risks relating to FBLC, see the latest Form 10-K and subsequent quarterly reports filed on Form 10-Q.

On February 1, 2019, Franklin Templeton completed its acquisition of BSP, including BSP's 100% ownership interest in our Adviser (the "FT Transaction"). All investment professionals managing us and our investments, and all members of BSP's Investment Committee maintained their respective responsibilities after the closing of the FT Transaction.

AUM refers to the assets under management for funds and separately managed accounts managed by Benefit Street. For private debt funds and other drawdown funds and separately managed accounts, AUM generally represents the sum of the total investments at fair value plus available capital (undrawn commitments plus distributions subject to recall). For hedge funds and non-drawdown funds and separately managed accounts, AUM represents the NAV (net asset value) of each fund or separately managed account. For collateralized loan obligations, AUM represents the total amount of the debt tranches and subordinated notes (equity) at closing. For long-only liquid accounts, AUM represents the gross asset value of the investments managed by BSP. AUM amounts are unaudited. Certain amounts are preliminary and remain subject to change.

Benefit Street's private debt/opportunistic credit strategy refers to certain accounts that invest in an opportunistic private debt strategy and are managed by Benefit Street. FBLC has different investment restrictions, risk tolerances, tax approaches, leverage limitations, regulatory and fund structures than that of the accounts comprising the private debt strategy and was invested under different market conditions than the private funds and separately managed accounts comprising the private debt strategy, and as such, the performance and portfolio characteristics of the accounts comprising these strategies should not be considered indicative of FBLC's prospects.

Certain information contained in this presentation (including financial information) has been obtained from published and non-published sources. Such information has not been independently verified by FBLC, Benefit Street or their affiliates, and FBLC, Benefit Street and their affiliates make no representations concerning and do not assume responsibility for the accuracy of such information. Except where otherwise indicated in this presentation, the information provided is based on matters as they exist as of the date of preparation and not as of any future date. Such information will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of this presentation.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. ANY INVESTMENT INVOLVES SIGNIFICANT RISK, INCLUDING LOSS OF THE ENTIRE INVESTMENT.

The information contained herein is not intended to provide, and should not be relied upon for, accounting, legal, ERISA or tax advice or investment recommendations. Investors should also seek advice from their own independent tax, accounting, financial, ERISA, investment and legal advisors to properly assess the merits and risks associated with their investment in light of their own financial condition and other circumstances.

Disclosures (continued)

FRANKLIN BSP LENDING CORP

Forward Looking Statements and Risk Factors

This presentation contains "forward looking statements" that are subject to risks and uncertainties. Actual outcomes and results could differ materially from those suggested by this presentation due to the impact of many factors beyond the control of FBLC, including those listed in the "Risk Factors" section of our filings with the Securities and Exchange Commission ("SEC"). Any such forward-looking statements are made pursuant to the safe harbor provisions available under applicable securities laws and FBLC assumes no obligation to update or revise any such forward looking statements. FBLC has based these forward-looking statements on its current expectations and projections about future events. FBLC believes that the expectations and assumptions that have been made with respect to these forward-looking statements are reasonable. However, such expectations and assumptions may prove to be incorrect. A number of factors could lead to results that may differ from those expressed or implied by the forward-looking statements. Given this level of uncertainty, investors should not place undue reliance on any forward-looking statements.

In addition, such forward-looking statements may include statements as to: future operating results of Franklin BSP Capital Corporation, a Delaware corporation ("FBCC"), and distribution projections; business prospects of FBCC and FBLC and the prospects of their portfolio companies; and the impact of the investments that FBCC and FBLC expect to make. In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward-looking statements, although not all forward-looking statements include these words. As stated above, certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among FBCC, FBLC, Franklin BSP Merger Sub, Inc., a Maryland corporation, and, solely for the limited purposes set forth therein, Franklin BSP Capital Adviser L.L.C. ("FBCA"), a Delaware limited liability company and the external investment adviser to FBCC (the "Mergers"), on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of FBCC's stockholders and FBLC's stockholders voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management's attention from ongoing business operations; (viii) the combined company's plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of the Merger Agreement; (x) the future operating results and net investment income projections of FBCC, FBLC or, following the Mergers, the combined company; (xi) the ability of FBCA to implement FBCA's future plans with respect to the combined company; (xii) the ability of FBCA and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of FBCC, FBLC or, following the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that FBCC, FBLC or, following the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of FBCC, FBLC or, following the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that FBCC, FBLC or, following the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of FBCC, FBLC or, following the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of FBCC, FBLC or, following the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability. FBCC and FBLC have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although FBCC and FBLC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that FBCC and FBLC in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This document relates to the proposed Mergers and the proposed Amended and Restated Advisory Agreement (the "Proposals"). In connection with the Proposals, FBCC and FBLC have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the "Joint Proxy Statement"), and FBCC has filed with the SEC a registration statement (Registration No. 333-274904) that includes the Joint Proxy Statement and a prospectus of FBCC (the "Registration Statement"). The Joint Proxy Statement and the Registration Statement will each contain important information about FBCC, FBLC and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. **STOCKHOLDERS OF FBCC AND FBLC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FBCC, FBLC AND THE PROPOSALS.** Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov or, for documents filed by FBCC, from FBCC's website at https://benefitstreetpartners.com/our-business/funds/fbcc/ and, for documents filed by FBLC, from FBLC's website at https://benefitstreetpartners.com/our-business/funds/fblc/.

Participants in the Solicitation

FBCC, its directors, certain of its executive officers and certain employees and officers of BSP and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of FBCC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2023. FBLC, its directors, certain of its executive officers and certain employees and officers of BSP and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of FBLC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the FBCC and FBLC stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in FBCC, FBLC or in any fund or other investment vehicle managed by BSP or any of its affiliates.

BDC Platform Overview

As a part of our Private Debt platform, we currently manage two private, externally managed, BDCs, Franklin BSP Capital Corp. ("FBCC") and Franklin BSP Lending Corp. ("FBLC")

- In total, we manage ~$3.9 billion of BDC assets and ~$2.1 billion of net assets across FBLC and FBCC

FRANKLIN BSP CAPITAL CORP

Total Equity: $461 Million
Total Assets: $853 Million

- Launched in early 2021, FBCC was sold to institutional investors and through wirehouse platforms.
- Manages a diversified portfolio of primarily senior secured floating rate loans to companies located in the U.S.
- FBCC will be the acquiror in the merger with FBLC.

FRANKLIN BSP LENDING CORP

Total Equity: $1.7 Billion
Total Assets: $3.0 Billion

- BSP has been advisor to FBLC since November 2016, when BSP acquired the investment adviser from AR Global. FBLC had been managed by an affiliate of AR Global since its inception in 2010.
  - FBLC was previously known as Business Development Corporation of America (BDCA) until we changed its name in 2022.
- Manages a diversified portfolio of primarily senior secured floating rate loans to companies located in the U.S.

Note: Data as of June 30, 2023 unless stated otherwise.

Significant Scale

Merging FBLC and FBCC would create the 7th largest publicly traded externally-managed BDC with over $2bn[1] in net assets if it were to list

- All things equal, larger BDCs generally trade better than those with less scale


$10.4
Ares Capital Corp.
$6.9
FS KKR Capital
$5.9
Owl Rock Capital Corp.
$4.4
Blackstone Secured Lending
$3.7
Prospect Capital
$2.5
Golub Capital
$2.1
$0.5
$1.7
Pro Forma FBLC + FBCC
$1.6
Goldman Sachs BDC
$1.5
Oaktree Specialty Lending
$1.5
Sixth Street Specialty Lending
$1.3
New Mountain Finance Corp.
$1.2
Barings
$1.1
Bain Capital Specialty Finance
$1.0
MidCap Financial
$1.0
SLR Investment Corp.
$0.9
Carlyle Secured Lending
$0.8
CION Investment Corp

Note: Rankings by total equity as of 6/30/23 and assuming the consummation of the proposed merger. Views expressed herein are those of BSP. There can be no guarantee the merged entity will perform as set forth above.

1. Includes convertible preferred stock.

Executive Summary

FRANKLIN BSP LENDING CORP

BSP is proposing to merge FBLC into FBCC, which helps pave the way for a successful listing

Immediately Accretive to Shareholders	▪ Enhances FBCC and FBLC's ROE through significant synergies and additional dry powder
Significant Scale	▪ Pro Forma FBCC would have over $2bn of net assets and become the 7th largest traded BDC if it were to list[1] ▪ All things equal, larger BDCs generally trade better than those with less scale
High-Quality Diversified Portfolio	▪ Creates high-quality ~$3.7bn portfolio of ~97% senior secured invesments[2] with almost no non-accruals ▪ Significant portfolio overlap with ~80% of FBCC's portfolio overlapping with FBLC.
Diversified, Flexible Capital Structure	▪ Strong access to debt capital markets through FBLC's investment grade ratings (Moody's (Baa3), Egan Jones (BBB+), and Kroll (BBB-))
Unlocks Significant Dry Powder	▪ Unlocks nearly $700M of dry powder in a very attractive origination environment
Lower Fee Structure	▪ The proposed fee structure lowers the fees for FBLC ▪ **Proposed Management Fee:** 1.50% on assets below 1.0x leverage and 1.00% on assets above 1.0x leverage (vs. 1.50% on assets for FBLC) ▪ **Proposed Incentive Fee:** 17.5% over a 6% hurdle with 100% catch-up (vs. 20.0% over a 7% hurdle for FBLC)

Note: Data as of June 30, 2023 unless stated otherwise.

1. Ranking is of publicly traded externally-managed BDCs by net assets
2. As of June 30, 2023, if the underlying investments of FBLC Senior Loan Fund were held by the combined company and the combined company were to treat the investments in Siena and Post Road as senior secured first lien investments, given the underlying businesses of those portfolio companies, then our portfolio composition as of June 30, 2023 would be approximately 97% senior secured.

Accretive to FBLC Shareholders on Day 1

The Pro Forma Merged BDC is expected to earn $0.03 (1.5%) more per share than FBLC

Diluted 6/30/23 NII Bridge[1]


% of NAV (Annualized)
10.0%
0.3%
(0.1%)
0.5%
0.7%
11.5%
0.18
0.01
(0.00)
0.01
0.01
0.21
6/30 NII / Share
Pro Forma Fees
Lower Yield, Higher Cost of Debt & Higher OpEx at FBCC 2
OpEx Cost Savings from Merger 2
New Deployments, Net of Debt Costs and Fees 2
Pro Forma Merged FBCC 2

- **A** **Pro Forma Fees:** Assumes post-merger management and incentive fees[3]
- **B** **Lower Yield, Higher Cost of Debt & Higher Opex at FBCC:** FBCC has a lower yield, higher cost of debt, and a higher opex ratio than FBLC
- **C** **Opex Cost Savings from Merger:** Removes duplicative costs and FBLC's excise tax
- **D** **New Deployments, Net of Debt Costs and Fees:** Assumes new deployments of $692M to achieve 1.20x target leverage[4]

Note: Views expressed herein are those of BSP. There can be no guarantee the merged entity will perform as set forth above.

1. For illustrative purposes, merged financials translated into FBLC per share amounts. In reality, FBCC will be the acquiror and the Pro Forma Merged NII/share would be $0.43.
2. Assumes 6/30 pro forma exchange ratio of 0.463, which includes transaction costs and the tax distribution because those occur post-merger.
3. The merger fee proposal is as follows: Management Fee of 1.50% on assets below 1.0x leverage and 1.00% on assets above 1.0x leverage; Incentive Fee of 17.5% over a 6% hurdle with 100% catch-up.
4. Assumes new originations of S+625 with 2.5% OID over 4 years and a cost of debt of S+280. Assumes new deployments and debt are issued on first day of quarter (no ramp). There can be no guarantee the merged BDC will be able to originate assets in a manner consistent with the foregoing assumptions.

Unlocks Significant Dry Powder

The Merger would unlock nearly $700M of dry powder at a 1.20x leverage target

- We believe this is one of the strongest markets we've seen for new deployment. The current vintage of new originations are attractively priced, have tight covenants, and are supported by large equity contributions


$796
$2,906
$692
$4,394
FBCC Portfolio
FBLC Portfolio
Incremental Leverage from Merger
Merged

Leverage	1.20x	0.74x		1.20x

Note: Data as of 6/30/23 unless specified otherwise. Views expressed herein are those of BSP. There can be no guarantee the merged entity will perform as set forth above.

FBLC Proxy Voting Information

FRANKLIN BSP LENDING CORP

- FBLC Shareholders will receive proxy statement and proxy card via USPS priority mail
- Proxy mailing commenced 10/31/23

Voting Options

- Return ballot in postage paid envelope provided

- Visit www.proxyvote.com/FBLC. Have proxy card in hand when accessing the website, it has the shareholder specific control number on it. There are easy-to-follow directions to help complete the electronic voting form.

- With a proxy card: Call 1-800-690-6903 with a touch tone phone to vote using an automated system
- Without a proxy card: Call 1-855-486-7909 to speak with a proxy specialist.
  Mon–Fri, 9:00 AM–10:00 PM ET
  Sat–Sun, 10:00 AM–6:00 PM ET

Risk Factors

The following is a summary of risk factors for Franklin BSP Lending Corporation and investing in its common stock.

- There are significant potential conflicts of interest that could impact our investment returns. The time and resources that individuals and the executive officers of our Adviser devote to us may be diverted, and we may face additional competition due to the fact that neither our Adviser, nor its affiliates, is prohibited from raising money for or managing another entity that makes the same types of investments that we target.
- Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.
- Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.
- As a result of certain limitations in our share repurchase program, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.
- The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time. We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
- We may be unable to realize the benefits anticipated by the Merger, including estimated cost savings, or it may takelonger than anticipated to achieve such benefits.
- The Merger is subject to closing conditions, including stockholder approvals, that, if not satisfied or (to the extent legally allowed) waived, will result in the Merger not being completed, which may result in material adverse consequences to our business and operations.
- For more detailed information on risks relating to FBLC and investing in its common stock, see its most recent annual report filed on Form 10-K and subsequent quarterly reports filed on Form 10-Q.
- For more detailed information on risks relating to the Merger, see the Joint Proxy Statement and Registration Statement, and other documents that are filed or will be filed with the SEC.

Note: Please note that the above factors should not be relied upon as a comprehensive and complete list of all risk factors.
Certain schedules may not foot due to rounding.

BENEFIT STREET PARTNERS
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FRANKLIN BSP LENDING CORP

Investor Relations

(844) 785-4393

Financial Advisor Access

www.DSTVision.com

Shareholder Access

www.FBLendingCorp.com